September 11, 2006

Mail Stop 4561

John Gross
Executive Vice President and Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

Re: **Majesco Entertainment Company**
        Registration Statement on Form S-3/A
        Filed on August 31, 2006
        File No. 333-135463

        Form 10-K for the fiscal year ended October 31, 2005, as amended
        Forms 10-Q for the fiscal quarters ended January 31, 2006 and April 30, 2006, as amended
        File No. 0-51128

Dear Mr. Gross:

We have reviewed the above-referenced filings and response letter dated August 31, 2006 and have the following comments.

Form S-3/A

Exhibits

Exhibit 5.1

1. Please have counsel supplementally confirm that it is their understanding that the reference to "General Corporation Law of the State of Delaware" also includes the Delaware statutory provisions as well as the Delaware Constitution and judicial interpretation of the foregoing. See Section VIII(A)(14) of our Current Issues Outline dated November 14, 2000.

Form 10-K/A for the fiscal year ended October 31, 2005

Controls and Procedures, page 34

2. We note your response to comment 9 of our letter dated July 25, 2006. Your disclosure in the first paragraph under (1) appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. Yet, your text

suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rule. Please supplementally confirm that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to the your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * *

As appropriate, please amend your filings in response to these comments. With respect to the comments on the periodic reports, your response should be provided as soon as possible and not later than September 25, 2006. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief Legal

cc: Via Facsimile
        Todd E. Mason
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        (212) 983-3115